Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia



LINDEMANS
making life more enjoyable

11 March 2005




05006745

The Manager
Stop 3-9
Office of International Corporate Finan
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
LETTER AND BOOKLET TO SHAREHOLDERS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

11 March 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

LETTER TO SHAREHOLDERS

In accordance with Listing Rule 3.17, please find attached a copy of a letter and booklet from the Chairman, Brian Finn, which is being sent to shareholders today.

A copy of the document will also be available on the Southcorp website at www.southcorp.com.au..

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Penfolds
Australia's
Most Famous Wine

ROSEMOUNT
ESTATE
The Prestige Wine of Australia

1843
LINDEMANS
making life more enjoyable

T Brian Finn AO
Chairman

11 March 2005

Dear Shareholder,

Independent Expert assesses the worth of your Southcorp shares at between

***$4.57* and *$4.80*.**

Your Board commissioned Lonergan Edwards & Associates to provide an Independent Expert's Report on Foster's Offer to acquire your shares for $4.14 per share.

The Independent Expert has:
- assessed the fair value of Southcorp to be in a range between $4.57 and $4.80; and
- concluded that Foster's Offer of $4.14 per share is neither fair nor reasonable.

Your Board believes the Independent Expert's Report reinforces the recommendation we made to you earlier that it is not time to sell your Southcorp shares and validates your Board's recommendation that you REJECT Foster's Offer.

It appears that the majority of our Shareholders agree. Results from a recent poll by Georgeson Shareholder Communication, indicate that 84% of Southcorp's retail Shareholders plan to reject Foster's Offer. This result is consistent with the views expressed to Southcorp by our major institutional Shareholders,

Because of the Georgeson poll results and also because of our discussions with major institutional Shareholders, your Board believes that Foster's is unlikely to succeed in its takeover bid of $4.14 per share. It is possible that Foster's will end up with little more than the 18.8% of Southcorp shares they are obligated to buy from the Oatley family. Under those circumstances, because they would be a major competitor to Southcorp, Board representation would be inappropriate.

In the interests of finding a practical outcome to what may become an impasse, we have offered to talk to Foster's about an option whereby Southcorp would acquire Foster's worldwide wine business in exchange for Southcorp shares.

The essential elements of the proposal involve:
- Southcorp paying for the acquisition of Foster's wine business with an issue of shares to Foster's, resulting in them owning between 57% and 60% of the Company; and

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1215

- Southcorp would conduct a 1 for 10 buy back of its shares, in which you could participate, at $4.70 per share (which approximates the midpoint of the Independent Expert's value range.

Should the proposal proceed, the work we have done to date indicates it would improve earnings per share for you as a Southcorp shareholder. Most importantly, it would permit you to participate in the benefits of a merger of the two wine businesses in a manner not permitted by Foster's current offer of $4.14 per share.

This proposal obviously requires Foster's to agree to enter into discussions with us. Should that occur and should the two companies reach agreement, any decision reached would still need your approval at an Extraordinary General Meeting, at which Foster's could not vote.

The booklet accompanying this letter responds to some of Foster's recent correspondence to you and I hope it will provide further assistance in understanding and supporting your Board's recommendation that you continue to REJECT Foster's Offer. The booklet includes an executive summary of the Independent Expert's Report and Page 5 of the booklet provides further details of the alternative proposal mentioned above.

In conclusion, may I emphasise that our recommendation to you remains the same - you should REJECT the Foster's offer. It's simply not time to sell Southcorp.

Sincerely,



Brian Finn
Chairman

Independent Expert Values Southcorp at $4.57 to $4.80

IT'S NOT TIME

SOUTHCORP

Part 1 What to do

The Independent Expert has valued Southcorp at $4.57 to $4.80, confirming Foster's Offer is neither fair nor reasonable for Southcorp Shareholders.

Your Directors continue to recommend you REJECT Foster's opportunistic and inadequate Offer.

This booklet contains a summary of the Independent Expert's Report and important information in response to Foster's recent claims.

Your Directors recommend you:

- ☑ *Read this document in full;*
- ☑ *Consult professional advisers if in doubt about what to do;*
- ☑ *Ignore all documents and phone calls from Foster's; and*
- ☑ *REJECT the Offer – simply do nothing.*

If you have any questions or would like a full copy of the Independent Expert's Report, please call the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

Unless the context requires otherwise, defined terms in the Target's Statement dated 17 February 2005 have the same meaning when used in this booklet.

Part 2

The Independent Expert has concluded that Foster's Offer is neither fair nor reasonable.

Lonergan Edwards and Associates Limited (the Independent Expert) has assessed Southcorp's value to be in a range from $4.57 and $4.80 per Share, well above what Foster's are offering you.

If the full value of synergies available to Foster's are included, the Independent Expert has assessed Southcorp's value to Foster's at between $5.84 and $5.97 per Share.

The Independent Expert's Report confirms that Foster's Offer does not adequately compensate you for what your Company is worth to Foster's.



Independent Expert's value range
Value of Southcorp to Foster's
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$4.14
$4.57
$4.80
$5.84
$5.97
Foster's offer price
Independent Expert low value
Independent Expert high value
Low value of Southcorp to Foster's
High value of Southcorp to Foster's

"...in our opinion, Foster's Offer is neither fair nor reasonable..."

"the value of the consideration offered by Foster's is significantly less than the value of 100% of Southcorp shares on a controlling interest basis"

"Foster's does not currently control Southcorp and should therefore be prepared to pay a premium for control to reflect the passing of control..."

"the market consensus view is that the Offer is too low (consistent with our view) and will need to be increased if Foster's Offer is to be successful"

"Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's are likely to be able to generate if the takeover offer is successful"

"...we believe Foster's should be prepared to pay a higher price than currently offered"

- Lonergan Edwards & Associates Limited, the Independent Expert

See Part 4 pages 6-20 for the executive summary of the Independent Expert's Report.

A copy of the full Independent Expert's Report is available on Southcorp's website at www.southcorp.com.au or can be obtained, free of charge, by contacting the Shareholder Information Line.

Part 3 Your Directors' response to Foster's latest claims

Foster's claims	Southcorp's response
Foster's Offer Price of $4.14 is substantially more than the fundamental value of your Southcorp shares.	**This is simply not true!** **The Independent Expert has assessed the value of Southcorp as $4.57 – $4.80 per Share. This is substantially more than Foster's Offer of $4.14 per Share.**
Given that Southcorp's directors have failed to provide you with a valuation, the only independent and reliable source of a Southcorp valuation is broker research.	You now have an Independent Expert's Report which has been commissioned by your Directors in response to Foster's takeover bid – unlike the broker valuations relied on by Foster's. The Independent Expert's valuation reflects the premium for control and synergistic benefits that Foster's could obtain from integrating Southcorp – the broker valuations do not. *Lonergan Edwards and Associates Limited have said:* *"In our opinion, the Foster's Offer is neither fair nor reasonable because the value of the consideration offered by Foster's is significantly less than the value of 100% of Southcorp shares on a controlling interest basis."* *"Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's are likely to be able to generate if the takeover is successful."*

Your Shares are worth substantially more to Foster's than $4.14 per Share.

Foster's claims	Southcorp's response
Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven.	Foster's is attempting to undermine your confidence in Southcorp's recovery by talking about events relating to previous management and by selectively reporting the facts about the 2005 Half Year results. For example, the Deloitte's analysis conducted for Foster's failed to take into account the significant increase in advertising and promotional expenditure in 2005. Fosters' have ignored the strong improvements John Ballard and his management team have achieved since April 2003 and can continue to deliver: **– 2005 Half Year pre tax profits were up 58% to $78 million and are expected to be $113 million for the full year;** **– Operating cashflow improved 35% to $122 million;** **– The dividend has been resumed ahead expectations;** **– Forecast pre tax profits for 2006 of $202 million are a 446% improvement on 2004; and** **– Forecast dividends for 2006 are 11 cents per share, fully franked.** The Independent Expert has assessed the value of Southcorp shares at $4.57 – $4.80.
Not even Southcorp directors are prepared to stand behind the Company's recovery	The words Foster's point to on page 2 of the Target's Statement concerning forward looking statements are a standard cautionary warning required by law. Indeed Foster's provided the same type of wording in its prospectus issued on 19 September 2003 for Australian Leisure & Hospitality Group Limited in 2003!

Don't relinquish your opportunity to share in Southcorp's improving profitability – it's not time to sell.

Foster's claims	Southcorp's response
There is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses.	The Independent Expert has confirmed your shares are worth substantially more than Foster's is offering you. No one can say for certain where Southcorp Shares would trade if Foster's offer lapses. There are considerable influences surrounding the Share price as noted by the Independent Expert. *"the Southcorp share price is likely to be supported by the expectation of further corporate activity (given Foster's 18.8% shareholding), disclosure of the magnitude of Southcorp's Directors' forecast profit improvements, and the very high value of potential synergy benefits available to a number of other industry participants (in general) and the very high synergy benefits to Foster's."* *Lonergan Edwards and Associates Limited* Additionally, as Southcorp's performance continues to improve in the future, so will the market's recognition of this. One indication of this improved performance is the forecast 11 cent fully franked dividend with respect to the 2006 year.

Don't fall for Foster's scare tactics – REJECT Foster's opportunistic and inadequate Offer of $4.14 per Share

Foster's claims	Southcorp's response
Southcorp asserts that 'the Company is not for sale'.	Your Directors know their responsibility is to act in the best interests of Shareholders. Your Board and management are fully aware that the decision about ownership rests with Shareholders. *Your Director's view at present is that your interests are best served by retaining your Shares and allowing existing management to continue to improve the business to deliver to you the benefits of the Company's recovery and the upturn in the cycle.* Foster's has the option of remaining an investor in the Company without Board representation and to participate, along with you, in the Company's recovery and the upturn in the cycle. This outcome may not, however, satisfy Foster's stated strategy of achieving global leadership in premium wine. In the interests of finding a sensible outcome to what may become an impasse, we have offered to talk to Foster's about an option that might see Southcorp acquire Foster's worldwide wine business (excluding Clubs and Services) in exchange for Southcorp Shares. *This proposal obviously requires Foster's to agree to discussions with Southcorp. Should that occur and should the two companies reach agreement, the decision would still need your approval at an Extraordinary General Meeting at which Foster's could not vote.* If such a merger was agreed: – You would become a shareholder in the world's largest premium wine business and receive your share of the synergy benefits; – Southcorp would undertake a pro rata 1 for 10 buy back of its Shares at a price of $4.70 per Share (which approximates the midpoint of the Independent Expert's value range); and – Foster's would gain a controlling interest of between 57% and 60% of Southcorp, with existing shareholders retaining an interest of between 40% and 43%. A key part of this proposal would be establishing governance and other protocols to reflect the balance between Foster's interest in Southcorp and public ownership of Southcorp Shares, and to ensure that Southcorp can grow as the world's leading premium wine company.
The combination of Fosters and Southcorp will keep your company and its great brands in Australian hands and enable the Australian wine industry to better compete against global players	As you can see from our proposal we agree with this statement by Foster's, but we believe you should have the option of keeping the Company and its great brands in your hands and that you should be able to play a part in the future of Southcorp. Your Directors therefore believe the above proposal would see Southcorp shareholders materially better off than if they sold their Shares to Foster's at $4.14 per Share.

Your Directors recommend you REJECT Foster's Offer.

LONERGAN EDWARDS
& ASSOCIATES LIMITED

ABN 53 095 445 560
AFS Licence No 246532
Level 27, 363 George Street
Sydney NSW 2000 Australia
GPO Box 1640, Sydney NSW 2001

Telephone: [61 2] 8235 7500
Facsimile: [61 2] 8235 7550
www.lonerganedwards.com.au

The Directors
Southcorp Limited
403 Pacific Highway
Artarmon NSW 2064

7 March 2005

Subject: Takeover offer for Southcorp Limited by Foster's Group Limited

Dear Sirs

Introduction

1 On 17 January 2005, Foster's Group Limited (Foster's) announced that:

(a) on 13 January 2005 Foster's had acquired an 18.8% interest in Southcorp Limited (Southcorp) for A$4.17 per share from Southcorp's largest shareholder, Reline Investments Pty Limited (Reline); and

(b) Foster's intended to make a conditional off-market takeover offer (the Offer) for all the shares in Southcorp that it does not own at A$4.17 per share in cash.

2 Following the announcement by Southcorp that it will pay a dividend of 3 cents per share with respect to the six months ended 31 December 2004, the Offer price has been reduced to A$4.14 per share.

3 Southcorp is a major Australian wine producer, providing viticulture, production and marketing of red, white, sparkling and fortified wines. In the year ended 30 June 2004 Southcorp sold 20.1 million cases of wine[1], generating net sales revenue of A$1.16 billion predominantly in the Americas, Australasia, the UK and Europe.

---

[1] Excludes sales of bulk wine.

4 Southcorp has over 8,000 hectares of vineyards throughout the main grape growing regions of Australia, with a network of 11 wineries located in NSW, Victoria, South Australia and Western Australia. The company also owns vineyards and a winery in France and has small viticulture activities in the United States of America. Its four core premium brands are Penfolds, Rosemount Estate, Lindemans and Wynns Coonawarra Estate. In aggregate these brands account for around 81% of Southcorp's total sales revenue and around 75% of total sales volume.

5 Foster's is an Australian based, international multi-beverage company. Its main businesses are Carlton and United Beverages (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcoholic beverages), Beringer Blass Wine Estate (producing, marketing and selling premium wine internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services business) and Foster's Brewing International (responsible for the development of the Foster's Lager brand globally).

6 Foster's produces, markets and sells 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. Following the sale of all vineyards identified for divestment under the June 2004 Wine Trade Review, Foster's will control approximately 7,800 hectares of vineyard plantings in Australia, New Zealand, California and Europe. Major brands include Foster's Lager, Victoria Bitter, Crown Lager, Carlton Draught, Cascade Premium Lager, Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stag's Leap Winery, Chateau St. Jean, Meridian and Castello di Gabbiano.

7 Whilst there is no statutory requirement for Southcorp to obtain an Independent Expert's Report (IER), the Directors of Southcorp have requested that Lonergan Edwards & Associates Limited (LEA) prepare an IER stating whether, in LEA's opinion, the Offer by Foster's is "fair and reasonable".

8 LEA is independent of Southcorp and Foster's and has no involvement with, or interest in, the outcome of the Offer other than the preparation of this report.

Summary of opinion

9 **LEA has concluded that the Foster's Offer is neither fair nor reasonable.**

Forecast short term profit improvements

10 Southcorp's historical and forecast results for the years ending 30 June 2005 and 30 June 2006 do not reflect the full profit benefit from previously announced rationalisation and re-organisation initiatives. Profits during 2005 and 2006 will also be adversely affected by onerous grape price contracts and do not reflect the full benefit of the prevailing reduced grape prices.

Forecast medium term profit improvements

11 As a result of identified cost saving initiatives, long term earnings before interest, tax and goodwill amortisation (EBITA)[2] should significantly exceed the level of normalised EBITA forecast for the year ending 30 June 2006 of around A$200 million (adjusted for non-recurring items), with further significant profit increases likely to emerge thereafter from the rationalisation and re-organisation initiatives.

12 However, as the full benefits of these initiatives will not be reflected in Southcorp's profits until 2009, we have separately assessed the present value of these benefits which amount to a further A$43.6 million per annum by 2009.

Benefits unique to Southcorp

13 In order to ensure that there is no double counting of forecast profit improvements in the EBITA multiple and the forecast profits, and no double counting of synergy benefits, we have:

(a) based our 2006 EBITA multiple on the EBITA multiples of other listed wine companies

(b) applied a premium for control

(c) reduced the resulting EBITA multiple applied to base earnings to eliminate that part of the premium for control relating to synergy benefits

(d) valued the synergy benefits separately

(e) only capitalised those profit improvements which are unique to Southcorp and which, by definition, cannot be reflected in the EBITA multiples of other publicly listed companies or market transactions

(f) discounted additional post 2006 profits arising out of cost saving initiatives already put in place to their present value at a risk adjusted discount rate

(g) cross-checked the EBITA multiple implied by our total assessed enterprise values for reasonableness with the EBITA multiples implied by other recent acquisitions in the wine industry

(h) further cross-checked the reasonableness of our total assessed enterprise value and EBITA multiple, having regard to the forecast profit growth of Southcorp relative to the forecast growth of other comparable listed wine companies.

[2] Excluding non-recurring items and gains from Southcorp's hedge book.

Share of synergy benefits

14 In addition to the benefits of acquiring Australia's leading wine company, potential purchasers of Southcorp should be able to generate very significant synergy benefits. In the case of the acquisition of Southcorp by Foster's these benefits have been assessed by Southcorp management at some A$160 million per annum.

15 This assessment of the synergy benefits does not include enhanced revenue opportunities which are also likely to be available to Foster's or to other potential purchasers.

16 In our valuation of Southcorp we have included a proportion (but not all) of the synergies available to potential purchasers. In our opinion, this is appropriate given the high value of potential synergies (which is very material relative to Southcorp's standalone profitability) and the strategic value of Southcorp to potential acquirers.

17 In our opinion, it is not correct to exclude the value attributable by us to synergies to derive the value of Southcorp shares. This is because observed market transactions from which market values and transaction multiples are derived frequently reflect an element of synergy benefits. However, we have separately assessed the proportion of synergies we believe should be reflected in Southcorp's market value, and have therefore reduced the EBITA multiple applied to base earnings accordingly (so as to not double count the value of synergies).

Valuation of Southcorp

18 LEA has valued 100% of the ordinary shares in Southcorp on a controlling interest basis at between A$4.57 and A$4.80 per share (after deducting the 3 cent interim dividend), as summarised below:

Value of Southcorp on a 100% controlling interest basis	Low A$m	High A$m
2006 base EBITA	200.0	200.0
EBITA multiple applied to base earnings	13.8	14.2
	2,760.0	2,840.0
NPV of benefits specific to Southcorp post 2006[1]	438.2	454.9
Net capital expenditure and implementation costs associated with initiatives	(54.7)	(54.7)
Share of synergies	630.0	710.0
Enterprise value	3,773.5	3,950.2
Net debt[2]	(450.0)	(450.0)
Surplus assets	29.1	29.1
Market value of hedge book[3]	70.0	70.0

Value of Southcorp on a 100% controlling interest basis		
	Low A$m	High A$m
Value of 100% of shares – including dividend	3,422.6	3,599.3
Shares on issue(4)	744.5	744.5
Value per share – including dividend	$4.60	$4.83
Less interim dividend	($0.03)	($0.03)
Value per share – excluding dividend	$4.57	$4.80

19 Overall, our total value of Southcorp represents a 2006 (forecast) EBITA multiple of 18.9 to 19.8 and a 2006 (forecast) EBITDA multiple of 15.4 to 16.2 (based on base earnings before hedge book gains and before the full benefit of rationalisation initiatives), calculated as follows:

Overall multiples		
	Low A$m	High A$m
Enterprise value (a)(1)	3,773.5	3,950.2
2006 base EBITA (b) (2)	200.0	200.0
2006 Depreciation	44.5	44.5
2006 base EBITDA (c) (2)	244.5	244.5
2006 base EBITA multiple (a ÷ b)	18.9	19.8
2006 base EBITDA multiple (a ÷ c)	15.4	16.2

Notes:

1 Includes proportion of value of synergy benefits.

2 EBITA and EBITDA excludes the full year benefit of rationalisation and re-organisation initiatives and lower grape prices resulting from the expiry of onerous grape contracts which are forecast to generate a further A$43.6 million per annum (in real terms) by 2009.

20 In our opinion, these overall multiples are reasonable when compared to recent transaction multiples (for example the (historical) EBITA multiples paid for Peter Lehmann 19.7, Petaluma 22.2, Pipers Brook 31.3, Banksia 20.6, Montana 24.2 and Mondavi 21.5 – refer Appendix D), the significant profit improvements to emerge in 2007 to 2009 from the announced initiatives, and the large value of the synergies available to potential acquirers.

Implied takeover premium

21 Overall, our value per share (including the 3 cent dividend) implies the following takeover premiums:

Implied premium relative to recent Southcorp share price			
	Southcorp share price	Implied takeover premium	
		Low	High
Based on Southcorp share price on:	$	%	%
22 December 2004[1]	3.70	24.3	30.5
22 November 2004 closing price 1 month prior	3.52	30.7	37.2
22 September 2004 closing price 3 months prior	3.43	34.1	40.8
1-Month VWAP (22/11/04 – 21/12/04)	3.66	25.7	32.0
3-Month VWAP (22/9/04 – 21/12/04)	3.57	28.9	35.3

Note:

1 Due to the significant increase in the price of Southcorp's shares between 22 December 2004 and 30 December 2004 (which indicates that there was speculation in the market about pending corporate activity in relation to Southcorp shares) we have calculated the premium using the listed market prices on or prior to 22 December 2004.

---

22 The takeover premiums implied by our valuation are consistent with **average** takeover premiums. However, given the very high value of synergy benefits, in our opinion, an above average takeover premium is appropriate (consistent with the range of premiums implied by other market transactions where significant synergies were expected to be generated).

Assessment of fairness

23 As the value of the consideration offered by Foster's of A$4.14 (excluding the 3 cent interim dividend) is less than our assessed value of 100% of the shares in Southcorp of A$4.57 to A$4.80 per share (excluding the 3 cent dividend) we are of the opinion that the Offer is not fair.

Assessment of reasonableness

24 Pursuant to ASIC Policy Statement 75, an offer may be "reasonable" if, despite not being "fair" but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

25 In our opinion, the Foster's Offer is neither fair nor reasonable because:

(a) the value of the consideration offered by Foster's is significantly less than the value of 100% of Southcorp shares on a controlling interest basis

(b) Foster's does not currently control Southcorp and should therefore be prepared to pay a premium for control to reflect the passing of control to Foster's under the Offer

(c) since the Foster's Offer was announced the market price of Southcorp shares has exceeded the price offered by Foster's. Following the announcement of the Offer up until 4 March 2005 Southcorp shares have traded at prices ranging from A$4.30 to A$4.76. This suggests that the market consensus view is that the Offer is too low (consistent with our view) and will need to be increased if Foster's Offer is to be successful

(d) Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's are likely to be able to generate if the takeover is successful. Given the size of these synergies and efficiencies, and the fact that the acquisition of Southcorp will result in Foster's becoming the world's largest premium wine company by revenue[3], we believe Foster's should be prepared to pay a higher price than currently offered.

Value of Southcorp to Foster's

26 Assuming Foster's achieves the synergies estimated by Southcorp management, the value of Southcorp to Foster's would range between A$5.84 and A$5.97 per share, calculated as follows:

Value of Southcorp to Foster's	A$m	A$m
Value of Southcorp	3,422.6	3,599.3
Total value of synergies	1,577.5	1,577.5
Less share of synergies reflected in our value	(630.0)	(710.0)
Value of Southcorp to Foster's	4,370.1	4,466.8
Shares on issue	744.5	744.5
Value of Southcorp to Foster's – including dividend	$5.87	$6.00
Less interim dividend	(0.03)	(0.03)
Value of Southcorp to Foster's – excluding dividend	$5.84	$5.97

27 As indicated above, the value of Southcorp to Foster's significantly exceeds our value of Southcorp. This is because our value of Southcorp assumes that a potential purchaser would pay away an amount equal to A$630 million to A$710 million for synergy benefits (equivalent to approximately 40% to 45% of the total value of synergies identified by Southcorp). Our assessment of the value of synergy benefits allows for the risks associated with achieving the synergy benefits, uncertainty as to their timing and quantum and allows for the fact that a

[3] Source: Foster's Investor Presentation, 17 January 2005 and Southcorp's Target Statement dated 17 February 2005

bidder would only pay away a proportion of the total value of synergy benefits identified. In contrast, the value of Southcorp to Foster's reflects 100% of the value of synergies.

Other matters

28 The impact of accepting the Offer on the tax position of Southcorp shareholders depends on the individual circumstances of each investor. Shareholders should consult their own professional advisers if in doubt as to the taxation consequences of the Offer.

29 The ultimate decision whether to accept the Offer should be based on each shareholder's assessment of their own circumstances, including their risk profile, liquidity preference, tax position and expectations as to value and future market conditions. If shareholders are in doubt about the action they should take in relation to the Offer or matters dealt with in this report, shareholders should seek independent professional advice. For our full opinion on the Offer, and the reasoning behind our opinion, we recommend that Southcorp shareholders read our full report which is available from Southcorp or their website www.southcorp.com.au.

Yours faithfully





Craig Edwards
Authorised Representative

Wayne Lonergan
Authorised Representative



Julie Planinic
Authorised Representative

Appendix A

Financial Services Guide

Lonergan Edwards & Associates Limited

1 Lonergan Edwards & Associates Limited (ABN53 095 445 560) (LEA) is a specialist valuation firm which provides valuation advice, valuation reports and Independent Expert's Reports in relation to takeovers and mergers, commercial litigation, tax and stamp duty matters, assessments of economic loss, commercial and regulatory disputes.

2 LEA holds Australian Financial Services Licence No 246532.

Financial Services Guide

3 The Corporations Act 2001 authorises LEA to provide this Financial Services Guide (FSG) in connection with its provision of an Independent Expert's Report (IER) to be sent to Southcorp shareholders in connection with the Offer.

4 This FSG is designed to assist retail clients in their use of any general financial product advice contained in the IER. This FSG contains information about LEA generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the IER, and if complaints against us ever arise how they will be dealt with.

Financial services we are licensed to provide

5 Our Australian financial services licence allows us to provide a broad range of services to retail and wholesale clients, including providing financial product advice in relation to various financial products such as securities, derivatives, interests in managed investment schemes, superannuation products, debentures, stocks and bonds.

General financial product advice

6 The IER contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

7 You should consider your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

Fees, commissions and other benefits we may receive

8 LEA charges fees to produce reports, including this IER. These fees are negotiated and agreed with the entity who engages LEA to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this IER our fees are based on a time cost basis using agreed hourly rates.

9 Neither LEA nor its directors and officers receive any commissions or other benefits, except for the fees for services referred to above.

10 All of our employees receive a salary. Our employees are eligible for bonuses based on overall performance and the firm's profitability, and do not receive any commissions or other benefits arising directly from services provided to our clients. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits arising directly from services provided to our clients.

11 We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Complaints

12 If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner.

13 If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Services (FICS), an external complaints resolution service. You will not be charged for using the FICS service.

Contact details

14 LEA can be contacted by sending a letter to the following address:

Level 27
363 George Street
Sydney NSW 2000
(or GPO Box 1640, Sydney NSW 2001)

Qualifications, declarations and consents

Qualifications

1 LEA is a licensed investment adviser under the Corporations Act. LEA's authorised representatives have extensive experience in the field of corporate finance, particularly in relation to the valuation of shares and businesses and have prepared more than 70 Independent Expert's Reports.

2 This report was prepared by Mr Wayne Lonergan, Mr Craig Edwards and Mrs Julie Planinic who are each authorised representatives of LEA. Mr Lonergan, Mr Edwards and Mrs Planinic have over 35 years, 12 years and 6 years experience respectively in the provision of valuation advice.

Declarations

3 This report has been prepared at the request of the Directors of Southcorp to be sent to Southcorp shareholders. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the Offer is fair and reasonable to the shareholders of Southcorp.

Interests

4 At the date of this report, neither LEA, Mr Lonergan, Mr Edwards nor Mrs Planinic have any interest in the outcome of the Offer. LEA is entitled to receive a fee for the preparation of this report based on time expended at our standard hourly professional rates. With the exception of the above fee, LEA will not receive any other benefits, either directly or indirectly, for or in connection with the preparation of this report.

Indemnification

5 As a condition of LEA's agreement to prepare this report, Southcorp agrees to indemnify LEA in relation to any claim arising from or in connection with its reliance on information or documentation provided by or on behalf of Southcorp which is false or misleading or omits material particulars or arising from any failure to supply relevant documents or information.

Consents

6 LEA consents to the inclusion of this report in the form and context in which it is included in Southcorp's Supplementary Target Statement.

Appendix C

Listed company multiples

1 The earnings multiples of listed companies involved in the wine industry are set out below:

Listed company multiples								
	Market Cap	Turnover	EBITA multiple			EBITDA multiple		
	$m	$m	2004	2005	2006	2004	2005	2006
Australian companies								
Evans & Tate	97	90	13.8	12.2	11.1	11.6	9.9	9.1
Fosters Group	10,266	4,124	13.1	12.8	11.5	11.3	11.1	10.0
Lion Nathan (1)	3,980	1,887	12.4	11.8	10.6	10.3	10.0	9.1
McGuigan Simeon Wines	641	262	11.8	10.8	9.6	10.3	9.6	8.6
Foreign companies – North America								
Brown-Forman Inc (2)	6,014	2,577	15.8	13.3	12.1	13.8	11.9	10.9
Constellation Brands (3)	5,899	3,552	16.5	14.1	10.9	14.3	12.4	9.6
Vincor International (4)	1,062	476	17.4	14.8	11.9	14.7	12.7	10.4
Foreign companies – Europe								
Allied Domecq (5)	5,805	3,229	12.2	12.3	11.6	10.9	11.0	10.3
Diageo (6)	22,720	8,981	11.3	12.1	11.5	10.3	10.9	10.4
Pernod Ricard (7)	7,553	3,615	13.2	12.7	11.9	11.8	11.3	10.7
Remy-Cointreau (8)	1,386	888	13.5	13.2	11.8	12.2	11.7	10.6

Notes:

1 Multiples are based on years ending 30 September.

2 Denominated in US Dollars (USD). Multiples are based on years ending 30 April.

3 Denominated in US Dollars (USD). Multiples are based on years ending 29 February.

4 Denominated in Canadian Dollars (CAD). Multiples are based on years ending 31 March.

5 Denominated in British Pounds (GBP). Multiples are based on years ending 31 August.

6 Denominated in British Pounds (GBP).

7 Denominated in Euros (EUR). Revenue and multiples for 2004 are forecasts. Multiples are based on years ending 31 December.

8 Denominated in Euros (EUR). Multiples are based on years ending 31 March.

na – not available.

Appendix D

Transaction multiples

1 There have been a number of recent transactions involving businesses operating in the wine industry. These transactions provide some guidance as to the prices potential acquirers might be willing to pay for 100% of the shares in Southcorp:

Transaction multiples

				EBITDA multiple		EBITA multiple	
Date	Target	Acquirer	Consideration[1] $m	Historical	Forecast	Historical	Forecast
Australasia							
Sept-03	Peter Lehmann Wines	Hess Group	176	19.5	n/a	19.7	n/a
Jan-03	BRL Hardy	Constellation Brands	2,443	14.3	13.6 – 14.0[2]	16.9	15.7 – 16.2[2]
Jan-03	Cranswick	Evans & Tate	99 – 102	24.7 – 25.3	14.7 – 15.1[2]	n/a	n/a
Feb-02	Simeon Wines	McGuigan	339	8.5[3]	n/a	9.9[3]	n/a
Oct-01	Petaluma	Lion Nathan	274	17.3	n/a	22.2	n/a
Oct-01	Pipers Brook	G&C Kreglinger	45	16.2	n/a	31.3	n/a
Sept-01	Banksia Wines	Lion Nathan	106	15.1	14.2[2]	20.6	18.8[2]
Jul-01	Montana Group	Allied Domecq	NZ$ 1,334	21.4	12.2[4]	24.2	13.8[4]
Feb-01	Rosemount Estates	Southcorp	1,490	16.4[5]	n/a	17.9	n/a
June-99	Cuppa Cup Vineyards	Southcorp	48	15.1	n/a	21.2	n/a
International							
Dec-04	Chalone	Diageo	US$ 263 - 293	17.2	16.3 - 18.2[6]	33.8 – 37.6	30.6 – 34.0[6]
Oct-04	Mondavi	Constellation Brands	US$ 1,345	15.1 – 15.4	n/a	21.3 – 21.8	n/a
Aug-00	Beringer Blass Wine	Foster's Group	US$1,585	14.0	n/a	16.1	n/a

Notes:

1 Enterprise value. Based on independent expert's assessment of share value where scrip given as consideration.
2 Based on future maintainable EBITDA and EBIT assessed by the independent expert.
3 Calculated using McGuigan share price at date of acquisition and historic earnings.
4 Based on 2002 forecasts.
5 Based on Southcorp Target Statement.
6 Based on 2005 forecasts.
n/a not available

Appendix E

Glossary

ACCC	Australian Competition and Consumer Commission
ALH	Australian Leisure & Hospitality Group
ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange
Banksia	Banksia Wines Limited
Beringer	Beringer Wines Estates Holdings, Inc
BRL Hardy	BRL Hardy Limited
CGT	Capital gains tax
Chalone	Chalone Wine Group Ltd
COGS	Cost of goods sold
Constellation	Constellation Brands Inc
CPI	Consumer Price Index
Cranswick	Cranswick Premium Wines Limited
Cuppa Cup	Cuppa Cup Vineyards
DCF	Discounted cash flow
EBITA	Earnings before interest tax and amortisation
EBITDA	Earnings before interest, tax, depreciation and amortisation
ESOP	Executive Share and Option Plan
Evans & Tate	Evans & Tate Limited
Foster's	Foster's Group Limited
FSG	Financial Services Guide
Hess	Hess Group Australia Ltd
IER	Independent Expert's Report
Kreglinger	Kreglinger (Australia) Pty Limited
LEA	Lonergan Edwards & Associates Limited
Lion Nathan	Lion Nathan Limited
MAT	Moving annual totals
McGuigan	McGuigan Simeon Wines Limited
Mondavi	Robert Mondavi Corporation
Montana	Montana Group (NZ) Limited
NPV	Net present value
NYSE	New York Stock Exchange
PE	Price earnings ratio
Petaluma	Petaluma Limited
Peter Lehmann	Peter Lehmann Wines Ltd
Pipers Brook	Pipers Brook Vineyard Limited
Reline	Reline Investments Pty Limited
Rosemount	Rosemount Estates Pty Limited
RTD	Ready to drink (pre-mixed alcoholic beverages)
Simeon	Simeon Wines Limited
Southcorp	Southcorp Limited
the Offer	The Offer by Foster's announced on 13 January 2005
VWAP	Volume weighted average share price

REJECT Foster's Offer – simply do nothing

Discard all documents they send you.

Ignore all phone calls they make to you.

Take no action – It's not time to sell Southcorp.



If you have any questions, please call the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

www.southcorp.com.au

was ~~$4.17~~

now $4.14

Penfolds

Grange

Sorry Foster's.
Not good enough.

DON'T SELL SOUTHCORP

IT'S NOT TIME